July 31, 2013

Andrew D. Mew

Accounting Branch Chief

Office of the Chief Accountant

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Atlas Energy, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-32953

Atlas Pipeline Partners, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 001-14998

Dear Mr. Mew:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth the responses of Atlas Energy, L.P. (“Atlas Energy”) and Atlas Pipeline Partners, L.P. (“Atlas Pipeline”) (collectively, the “Registrants”) to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 22, 2013 (the “Comment Letter”). For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the Comment Letter. The Registrant’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Atlas Energy, L.P. Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.	Our review encompassed Atlas Energy, L.P. and Atlas Pipeline Partners, L.P. In the interests of reducing the number of comments, we have not addressed each registrant with a separate comment in every instance. To the extent a comment within the Atlas Energy, L.P. section is applicable to Atlas Pipeline Partners, L.P, please address the issue separately.

Response: The Registrants acknowledge the Staff’s comment.

Letter to Andrew D. Mew

July 31, 2013

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 102

2.	Please tell us and disclose what the amounts recorded within the Accrued producer liabilities line item are comprised of and your related accounting policy.

Response: The Registrants acknowledge the Staff’s comment, and propose adding the following disclosure under the heading “Accrued Producer Liabilities” within Footnote 2 – “Summary of Significant Accounting Policies” to address the comment in future filings:

“Accrued producer liabilities on the Partnership’s consolidated balance sheets represent APL’s accrued purchase commitments payable to producers related to the natural gas gathered and processed through its system under its POP and Keep-Whole contracts (see “Revenue Recognition”). Accrued producer liabilities were $140.5 million and $109.7 million as of June 30, 2013 and December 31, 2012, respectively.”

Consolidated Combined Statements of Comprehensive Income (Loss), page 105

3.	We note your presentation of Comprehensive income (loss) attributable to common limited partners of Atlas Energy, L.P. on page 105 and your presentation of Comprehensive Income on the Consolidated Statements of Comprehensive Income on page 92 of the Atlas Pipeline Partners, L.P. Form 10-K for the Fiscal Year Ended December 31, 2012. ASC 810-10-50-1A(a) requires the presentation of the related amounts of comprehensive income attributable to the parent and the non-controlling interest. Please revise or tell us why your presentation is appropriate. Please also refer to ASC 810-10-55-4K.

Response: The Registrants acknowledge the Staff’s comment. Atlas Energy proposes to revise the disclosure within the “Consolidated Combined Statements of Compressive Income (Loss)” so as to reorder and subtotal the amounts presented in the table in the following manner in future filings:

	Years Ended December 31,
	2012	2011	2010
Net income (loss)	$(16,881)	$307,346	$296,511
Other comprehensive income (loss):
Changes in fair value of derivative instruments accounted for as cash flow hedges	10,921	35,156	25,801
Less: reclassification adjustment for realized gains of cash flow hedges in net income (loss)	(14,891)	(3,708)	1,343

Total other comprehensive income (loss)	(3,970)	31,448	27,144

Comprehensive income (loss)	(20,581)	338,794	323,655
Comprehensive income attributable to non-controlling interests	(51,239)	(263,597)	(278,612)
Comprehensive income not attributable to common limited partners (results of operations of the Transferred Business as of and prior to February 17,2011, the date of acquisition (see Note 2)	—	(4,711)	(22,813)

Comprehensive income (loss) attributable to common limited partners	$(72,090)	$(70,486)	$22,230

Letter to Andrew D. Mew

July 31, 2013

Atlas Pipeline notes that its components of other comprehensive income are comprised of amounts related to the fair value of unsettled derivative contracts which are wholly owned by Atlas Pipeline. Non-controlling interest holders in Atlas Pipeline do not share in the gains or losses related to the derivative contracts. Atlas Pipeline proposes to revise its disclosure under the heading “Derivative Instruments” within Footnote 2 – “Summary of Significant Accounting Policies” by adding the following in future filings:

“The Partnership enters into certain financial contracts to manage its exposure to movement in commodity prices and interest rates. These contracts are wholly owned by the Partnership and the related gains and losses are not shared with the non-controlling interests.”

Atlas Pipeline Partners, L.P. Form 10-K for the Fiscal Year Ended December 31, 2012

Item 6. Selected Financial Data

Reconciliation of EBITDA and Adjusted EBITDA, page 58

4.	We note your definition of EBITDA on page 57 and your inclusion of “(Income) loss attributable to non-controlling interest from continuing operations” and “Discontinued operations interest expense, depreciation and amortization” line items within your reconciliation from Net income (loss) to EBITDA. Furthermore, measures that are calculated differently than EBITDA as described within Exchange Act Release No.34-47226 should not be characterized as “EBITDA” and their titles should be distinguished from “EBITDA.” Please explain why you believe your definition of EBITDA on page 57 is consistent with the EBITDA as presented within your reconciliation on page 58 as well as how the measure is described within Exchange Act Release No. 34-47226. Please also refer to question 103.01 within the Non-GAAP Financial Measures Compliance & Disclosure Interpretations section of our website.

Letter to Andrew D. Mew

July 31, 2013

Response: Atlas Pipeline acknowledges the Staff’s comment, and proposes to remove “(Income) loss attributable to non-controlling interests from continuing operations” and “discontinued operations interest expense, depreciation and amortization” from the calculation of “EBITDA” within Item 6 and instead include these amounts in the calculation of “Adjusted EBITDA” in future filings.

The Registrants respectfully request from the Staff that, with regard to this and other proposed changes noted in this response to the Comment Letter to the Form 10-K for the fiscal year ended December 31, 2012, they be allowed to adjust these disclosures in future filings rather than amend their previously filed Form 10-K as they believe that these proposed changes, both individually and collectively, are immaterial to a reader’s understanding of the document and the Registrants’ businesses.

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies, page 95

5.	You disclose on page 96 that “[c]hecks outstanding at the end of a period are considered to be accounts payable.” Please explain and disclose the nature of these amounts in further detail, including whether they represent book or bank overdrafts, and how they are presented in your consolidated statements of cash flows.

Response: The Registrants acknowledge the Staff’s comment, and note to the Staff that outstanding checks are reclassified to accounts payable only to the extent that available cash balances at the bank at period end fail to cover the balance of the outstanding checks. In the event there is such a shortfall in funds in the bank, the Registrants’ practice is to request a draw on their revolving credit facilities to cover the payment of outstanding checks upon presentment, thus the referenced checks outstanding are considered to be book overdrafts. Atlas Pipeline proposes the following revised disclosure under the heading “Cash and Cash Equivalents” within Footnote 2 – “Summary of Significant Accounting Policies” to address the comment in future filings:

“The Partnership considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist principally of temporary investments of cash in short-term money market instruments. Checks outstanding at the end of a period that exceed available cash balances held at the bank are considered to be book overdrafts and are reclassified to accounts payable. At December 31, 2012 and 2011, the Partnership reclassified balances related to outstanding checks of $27.6 million and $26.2 million, respectively, from cash and cash equivalents to accounts payable on the Partnership’s consolidated balance sheets.”

Atlas Pipeline further notes that the change in amounts reclassified from cash to accounts payable has been included within “Change in operating assets and liabilities, net of business combinations: Accounts payable and accrued liabilities” on their Consolidated Statements of Cash Flows.

The Registrants respectfully request from the Staff that, with regard to this and other proposed changes noted in this response to the Comment Letter to their respective Form 10-Ks for the fiscal year ended December 31, 2012, they be allowed to adjust these disclosures in future filings rather than amend their respective previously filed Form 10-K as they believe that these proposed changes, both individually and collectively, are immaterial to a reader’s understanding of the document and the Registrants’ businesses.

Letter to Andrew D. Mew

July 31, 2013

Atlas Energy and Atlas Pipeline hereby acknowledges that:

•	each company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	neither company may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact Sean McGrath at (215) 832-4130 or Trey Karlovich at (918) 574-3549.

Sincerely,

/s/ Sean P. McGrath

Sean P. McGrath
Chief Financial Officer
Atlas Energy, L.P.

/s/ Trey Karlovich

Trey Karlovich
Chief Financial Officer
Atlas Pipeline Partners, L.P.